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SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

UNDER SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ________)*

Cellular Technical Services Company, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

151167103

(CUSIP Number)

Phillip Frost, M.D.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone:(305) 575-6511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PHILLIP FROST, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,400,000*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,400,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14	TYPE OF REPORTING PERSON* IN

* These shares are held by Frost Gamma Investments Trust, of which the reporting person is the trustee and Frost Gamma, Limited Partnership is the sole and exclusive beneficiary. The reporting person is the sole limited partner of Frost Gamma, Limited Partnership. The general partner of Frost Gamma, Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada corporation. The reporting person is also the sole shareholder of Frost Nevada Corporation. As such, the reporting person may be deemed the beneficial owner of all shares owned by the Frost Gamma Investments Trust by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by the Trust.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FROST GAMMA INVESTMENTS TRUST, I.R.S. I.D. #46-0464745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,400,000*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,400,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14	TYPE OF REPORTING PERSON* OO

* These shares are held by the reporting person, of which Phillip Frost is the trustee and Frost Gamma, Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is the sole limited partner of Frost Gamma, Limited Partnership. The general partner of Frost Gamma, Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada corporation. Dr. Frost is also the sole shareholder of Frost Nevada Corporation.

Item 1. Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.001 per share (the "Shares"), of Cellular Technical Services Company, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 20 East Sunrise Highway, Suite 200, Valley Stream, NY 11581.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Phillip Frost, M.D., an individual (“Frost”) and Frost Gamma Investments Trust, a Florida trust (the “Trust”) (collectively, the "Reporting Persons").

(b)	Each of Frost and the Trust has a business address of 4400 Biscayne Blvd., Miami, Florida 33137.

(c)
Frost’s present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

The Trust is a trust organized under the laws of the State of Florida. The Trust’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

(d)	To the best knowledge of each of the Reporting Persons, neither such Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
To the best knowledge of each of the Reporting Persons, neither such Reporting Person was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, Federal or State securities laws or finding any violation with respect to such laws during last five years.

(f)	Frost is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of fund with respect to the purchase of 1,400,000 Shares of the Issuer will be provided from the working capital of the Trust.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares of the Issuer for investment purposes. As a result of the acquisition of the Shares of the Issuer, Frost will become a member of the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Name	Shares Beneficially Owned	Percentage Beneficially Owned
Phillip Frost, M.D.	1,400,000**	31.3%*
Frost Gamma Investments Trust	1,400,000**	31.3%*
*	Based on (i) 2,486,758 shares outstanding on March 30, 2005, as reported by Issuer and (ii) the issuance of 2,100,000 Shares of which 1,400,000 Shares are reported in this Schedule 13D.

**	These shares are owned as of record by the Trust, of which the reporting person is the trustee and Frost Gamma, Limited Partnership is the sole and exclusive beneficiary. Frost is the sole limited partner of Frost Gamma, Limited Partnership. The general partner of Frost Gamma, Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada corporation. Frost is also the sole shareholder of Frost Nevada Corporation. As such Frost may be deemed the beneficial owner of all shares owned by the Trust by virtue of his power to vote or direct the vote of such Shares or to dispose or direct the disposition of such Shares owned by the Trust.

(c)     No transactions have been effected between the Issuer and the Reporting Persons except those described in Items 3 and 4 specifically and this Schedule 13D generally. Information contained in Items 3 and 4 above is hereby incorporated by reference.

(d)     No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares owned by the Reporting Persons.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to be filed as Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2005	/s/ Phillip Frost, M.D. Phillip Frost, M.D. FROST GAMMA INVESTMENTS TRUST By: /s/ Phillip Frost, M.D. Phillip Frost, M.D., Trustee